

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Via Fax (858) 571-3664

January 13, 2011

Eric L. Kelly
Chief Executive Officer
Overland Storage, Inc.
9112 Spectrum Center Boulevard
San Jose, CA 95113

> **Re: Overland Storage, Inc.**
> **Form 10-K and 10-K/A for Fiscal Year Ended June 27, 2010**
> **Filed September 24, 2010 and October 25, 2010, respectively**
> **File No. 000-22071**

Dear Mr. Kelly:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K Filed September 24, 2010

Item 1. Business

Proprietary Rights, page 9

1.   We note your general disclosure regarding the company's outstanding patents, including that such patents have a twenty year term. However, it is not apparent from your disclosure when your patents will begin to expire. Please advise what consideration you gave to disclosing this aspect of the duration of such patents in accordance with Item 101(h)(vii) of Regulation S-K.

Item 9A(T) Controls and Procedures

Internal Controls over Financial Reporting, page 39

2.   You state that management's report on internal control over financial reporting "shall not
        be deemed to be filed for purposes of Section 18 of the Exchange Act, or otherwise
        subject to the liabilities of that section, and is not incorporated by reference into any of
        our filings, whether made before or after the date hereof, regardless of any general
        incorporation language in such filing." The foregoing statement appears to have been
        made in reliance on Item 308T of Regulation S-K. However, please be advised that Item
        308T was not available to the company in connection with this filing, as such section was
        only a special temporary section that applied to certain registrants whose fiscal year
        ended prior to June 15, 2010. We note that the company's filing relates to the fiscal year
        ended June 27, 2010. Accordingly, please advise as to the basis for your inclusion of the
        above-quoted language. Refer to SEC Release No. 33-9142, including footnote 15
        thereto. Please supplementally confirm that in future filings you will refer to Item 9A of
        Form 10-K, rather than Item 9A(T).

Note 1. Operations and Summary of Significant Accounting Policies, page 53 and Liquidity and
Capital Resources, page 35

General, page 53

3.   Your disclosures on page 36 and 53 of the filing state that cash on hand "will be
        sufficient to allow [you] to continue operations at current levels through the end of
        calendar 2010" (i.e., December 31, 2010). FRC 607.02 states that a viable plan should
        enable the issuer to remain viable for at least the 12 months following the date of the
        financial statements being reported on (i.e., June 27, 2011), as a result, clarify whether
        management has projected cash on hand to be sufficient through June 27, 2010. In
        addition, tell us how your current disclosures comply with FRC 607.02 and paragraph
        10 of PCAOB Interim Auditing Standards AU Section 341 to provide prominent
        disclosure of the principal conditions and financial problems that raise the question
        about the company's ability to continue in existence, the possible effects of such
        conditions, and management's evaluation of the significance of those conditions and
        any mitigating factors.

Form 10-K/A Filed October 25, 2010

Item 10. Directors, Executive Officers and Corporate Governance

Biographical Information of Directors, page 2

4.	Please advise what consideration you gave to discussing each director's specific skills or experience that led to the conclusion that such person should serve as a director given the company's business and structure. Refer to Item 401(e)(1) of Regulation S-K.

Item 11. Executive Compensation

Summary Compensation Table for Fiscal Year 2010, page 5

5.	In your response letter, please provide more information about the bonus received by Ms. Mansolf in fiscal 2010. For example, please tell us the maximum bonus she was eligible to receive and describe the financial and/or management objectives on which the bonus award was based. Refer to Item 402(o) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

• 	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

• 	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

• 	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Megan Akst, Staff Accountant, at (202) 551-3407 or me at (202) 551-3266 if you have questions regarding comments on the financial statements and related matters. Please contact Courtney Haseley, Staff Attorney, at (202) 551-3548 or Matthew Crispino, Staff Attorney, at (202) 551-3456 with any other questions.

Sincerely,

Craig D. Wilson
Sr. Assistant Chief Accountant